Exhibit 99.1

AirNet Announces Receipt of Nasdaq’s Determination to Grant Extension to Regain Compliance

BEIJING, May 8, 2024 (GLOBE NEWSWIRE) -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), today announced that it received a notification letter dated April 29, 2024 from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”) notifying that Nasdaq has determined to grant the Company an extension to regain compliance with the Nasdaq Listing Rule 5550(b)(1) for continued listing (the “Rule”).

As previously reported, on January 5, 2024, the Company received written notice from Nasdaq notifying the Company that, based on the Company’s stockholders’ equity as reported in the Company’s Form 6-K dated December 28, 2023, the Company did not meet the minimum stockholders’ equity requirement for continued listing due to its failure to maintain a minimum of $2.5 million in stockholders’ equity (“Minimum Stockholders’ Equity Requirement”), or the alternatives of market value of listed securities or net income from continuing operations for continued listing under the Rule. On February 8, 2024, the Company submitted to Nasdaq its plan to regain compliance with the Minimum Stockholders’ Equity Requirement, as supplemented with additional materials on March 10, 2023 (the “Plan”). Based on the Plan, Nasdaq has determined to grant the Company an extension to regain compliance with the Rule and provided the Company with two alternatives to evidence compliance with the Rule. Pursuant to the first alternative, the Company must furnish to the SEC and Nasdaq a publicly available report including: (1) a disclosure of Nasdaq’s deficiency letter and the specific deficiencies cited, (2) a description of the completed transaction or event that enabled the Company to satisfy the Minimum Stockholders’ Equity Requirement, (3) an affirmative statement that, as of the date of such publicly available report, the Company believes it has regained compliance with the Minimum Stockholders’ Equity Requirement based upon the specific transaction or event referenced in (2), and (4) a disclosure stating that Nasdaq will continue to monitor the Company’s ongoing compliance with the Minimum Stockholders’ Equity Requirement and, if at the time of its next periodic report the Company does not evidence compliance, that it may be subject to delisting.

As previously disclosed, on February 8, 2024, Wealthy Environment Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Herman Man Guo, entered into a share subscription agreement with the Company, pursuant to which the Company transferred 4,448,847 ordinary shares, par value $0.04 per share (the “Shares”), that were previously held by and in the Company’s name as treasury shares and issued an additional 2,118,584 Shares to Wealthy Environment Limited on March 6, 2024. The aggregate subscription price for the 6,567,431 Shares was approximately US$7.6 million in cash. In February 2024, the Company entered into an equity transfer agreement with an unaffiliated third party, pursuant to which the Company disposed of all the 33.67% of equity interests held by Yuehang Sunshine Network Technology Group Co., Ltd. in an equity investee for an aggregate consideration of RMB197.0 million. On April 15, 2024, the Company completed a private placement of 3,372,788 Shares for an aggregate subscription amount of US$5.7 million with certain investors.

As a result of the above three transactions, the Company believes that, as of the date of this press release, it has regained compliance with the Minimum Stockholders’ Equity Requirement for continued listing on the Nasdaq Capital Market under the Rule. The Company understands that Nasdaq will continue to monitor the Company’s ongoing compliance with the Minimum Stockholders’ Equity Requirement and, if at the time of its next periodic report the Company does not evidence compliance, it may be subject to delisting.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact

Penny Pei

Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: penny@ihangmei.com